SCIENJOY HOLDING CORPORATION

RM 1118, 11th Floor, Building 3, No. 99 Wangzhou Rd., Liangzhu St.

Yuhang District, Hangzhou, Zhejiang Province, 311113,

China

September 14, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jan Woo, Legal Branch Chief Mr. Matthew Derby, Staff Attorney

Re:	Scienjoy Holding Corporation (CIK No. 0001753673)
Registration Statement on Form F-3, as amended
File No. 333- 259951
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Scienjoy Holding Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended (the “F-3 Registration Statement”) be accelerated to, and that the F-3 Registration Statement become effective at, 4:00 P.M., Eastern Time on September 14, 2022, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act of 1933, as amended.

Please contact Lan Lou of Jun He Law Offices LLC, counsel to the Company, at (646) 367-1744 with any questions regarding this request and please notify her when this request for acceleration has been granted.

Very truly yours,

Scienjoy Holding Corporation

By:	/s/ Xiaowu He
Name:	Xiaowu He
Title:	Chairman of the Board of Directors, and Chief Executive Officer

cc: Lan Lou, Jun He Law Offices LLC